SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)*

Castle Brands Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard, Suite 1500

Miami, Florida 33137

Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13D/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS

Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		779,776 (1)
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		53,093,886 (2)(3)
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		779,776 (1)
	10.	SHARED DISPOSITIVE POWER

53,093,886 (2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,873,662 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.7% (4)
14.	TYPE OF REPORTING PERSON* (see instructions)

IN

(1) Includes vested options to purchase 180,000 Common Shares (as defined herein).

(2) Includes (i) 43,167,540 Common Shares held by the Gamma Trust (as defined herein) and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note (as defined herein) held by the Gamma Trust. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(3) Includes 9,370,790 Common Shares held by the Nevada Trust (as defined herein).

(4) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, (ii) 180,000 Common Shares to be issued upon the exercise of vested options held by the Reporting Person and (iii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

CUSIP No. 148435100	13D/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS

Frost Gamma Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		43,723,096 (1)
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER

43,723,096 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,723,096 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.0% (2)
14.	TYPE OF REPORTING PERSON* (see instructions)

OO

(1) Includes (i) 43,167,540 Common Shares held by the Gamma Trust and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(2) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

CUSIP No. 148435100	13D/A	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS

Frost Nevada Investments Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)		(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		9,370,790
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER

9,370,790
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,370,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2% (1)
14.	TYPE OF REPORTING PERSON* (see instructions)

OO

(1) The calculation of the percentage is based on 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date.

CUSIP No. 148435100	13D/A	Page 5 of 8 Pages

SCHEDULE 13D/A

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008, as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2008 with the SEC, Amendment No. 2 to Schedule 13D filed on February 20, 2009 with the SEC, Amendment No. 3 to Schedule 13D filed on May 27, 2009, Amendment No. 4 to Schedule 13D filed on July 6, 2010, Amendment No. 5 to Schedule 13D filed on June 20, 2011 and Amendment No. 6 to Schedule 13D filed on October 26, 2011, with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The source of funds for the acquisition of the Convertible Note (as defined below) was from the working capital of the Gamma Trust.

On February 11, 2014, the board of directors of the Issuer approved the mandatory conversion of all outstanding shares of the Series A Preferred Stock pursuant to its terms, effective February 24, 2014. Pursuant to the mandatory conversion, all 3,433.1644 shares of Series A Preferred Stock held by the Gamma Trust, and all accrued dividends thereon, were converted into 14,029,989 Common Shares.

On February 12, 2014, the Gamma Trust exercised all 5,646,654 Warrants previously acquired by the Gamma Trust on October 14, 2011. The Warrants had an exercise price of $0.38 per share. The source of funds for the exercise of the Warrants was from the working capital of the Gamma Trust.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The information contained in Item 3 of this Amendment regarding the Series A Preferred Stock and the Warrants is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b)	Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

CUSIP No. 148435100	13D/A	Page 6 of 8 Pages

The Reporting Persons beneficially own Common Shares as follows:

Name	Number of Common Shares				Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
Phillip Frost, M.D.	779,776	(1)			Sole	Sole	0.5%	(2)
	53,093,886	(3)	(4)		Shared(5)(6)	Shared(5)(6)	35.2%	(7)
Total:	53,873,662	(1)	(3)	(4)			35.7%	(8)

Frost Gamma Investments Trust	43,723,096	(3)			Shared(5)	Shared(5)	29.0%	(7)

Frost Nevada Investments Trust	9,370,790				Shared(6)	Shared(6)	6.2%	(9)

(1) Includes vested options to purchase 180,000 Common Shares.

(2) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 180,000 Common Shares to be issued upon the exercise of vested options held by the Reporting Person.

(3) Includes (i) 43,167,540 Common Shares held by the Gamma Trust and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust. Does not include Common Shares issuable upon the conversion of accrued but unpaid interest on the Convertible Note, which is payable in cash on a quarterly basis; the Convertible Note and accrued but unpaid interest thereon is convertible into Common Shares in whole or in part from time to time at the option of the holder.

(4) Includes 9,370,790 Common Shares held by the Nevada Trust.

(5) Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(6) Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(7) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, and (ii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

(8) The calculation of the percentage is based on (i) 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date, (ii) 180,000 Common Shares to be issued upon the exercise of vested options held by the Reporting Person and (iii) 555,556 Common Shares issuable upon conversion of $500,000 aggregate principal amount of the Convertible Note held by the Gamma Trust.

(9) The calculation of the percentage is based on 150,131,584 Common Shares outstanding as of March 6, 2014, as reported to the Reporting Person by the Issuer on such date.

(c)	Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 3 of this Amendment regarding the Series A Preferred Stock and the Warrants is incorporated herein by reference.

On March 5, 2014, Frost was granted an option to purchase 20,000 Common Shares at an exercise price of $1.07 per Common Share as part of the Issuer’s annual equity grant to its non-management directors; the option will vest on the one year anniversary of the date of grant.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On October 21, 2013, the Issuer entered into a 5% Convertible Subordinated Note Purchase Agreement (the “Note Purchase Agreement”), by and among the Issuer and the lending parties set forth on the signature pages attached thereto, which provides for the issuance of an aggregate initial principal amount of $2,125,000 unsecured subordinated notes. Pursuant to the Note Purchase Agreement, on October 31, 2013 the Gamma Trust acquired an unsecured subordinated note in the initial principal amount of $500,000 (the “Convertible Note”).

CUSIP No. 148435100	13D/A	Page 7 of 8 Pages

The Convertible Note bears interest at a rate of 5% per annum, payable quarterly on March 15, June 15, September 15 and December 15 of each year beginning on December 15, 2013 until its maturity date of December 15, 2018. The Convertible Note and accrued but unpaid interest thereon is convertible in whole or in part from time to time at the option of the holder into Common Shares at a conversion price of $0.90 per share (the “Note Conversion Price”). The Convertible Note may be prepaid in whole or in part at any time without penalty or premium, but with payment of accrued interest to the date of prepayment. The Convertible Note contains customary events of default, which, if uncured, entitle the holder to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the Convertible Note.

The Issuer may forcibly convert all or any part of the Convertible Note and all accrued but unpaid interest thereon if (i) the average daily volume of the Common Shares (as reported on the principal market or exchange on which the Common Shares are listed or quoted for trading) exceeds $50,000 per trading day and (ii) the volume weighted average price of the Common Shares for at least twenty (20) trading days during any thirty (30) consecutive trading day period exceeds 250% of the then-current Note Conversion Price. Any forced conversion will be applied ratably to the holders of all notes issued pursuant to the Note Purchase Agreement based on each holder’s then-current note holdings.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby deleted in its entirety and replaced with the following:

Exhibit 1	Securities Purchase Agreement dated as of June 8, 2011, between the Issuer and each affiliate purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 2	Exchange Agreement dated as of June 8, 2011, between the Issuer and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011) and First Amendment to Exchange Agreement, dated as of June 13, 2011, between the Issuer and Frost Gamma Investments Trust (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 14, 2011).

Exhibit 3	Registration Rights Agreement dated as of June 8, 2011, between the Issuer and each purchaser identified on the signature pages thereto (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 9, 2011).

Exhibit 4	5% Convertible Subordinated Note Purchase Agreement, dated as of October 21, 2013, among the Issuer and the parties set forth on the signature pages attached thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on October 25, 2013).

Exhibit 5	Form of 5% Subordinated Convertible Note Due 2018 issued by the Issuer (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 1, 2013).

CUSIP No. 148435100	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 14, 2014

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Trustee

FROST NEVADA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Trustee